PROSPECTUS	Pricing Supplement No. 4286
May 17, 2005	Dated January 10, 2006
PROSPECTUS SUPPLEMENT	Rule 424(b)(3) Registration Statement
August 24, 2005	No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date/Pricing Effective Time:	January 10, 2006
Settlement Date (Original Issue Date):	January 13, 2006
Maturity Date:	January 8, 2016
Principal Amount:	US$250,000,000.00
Price to Public (Issue Price):	99.997%
Agents Commission:	0.400%
All-in Price:	99.597%
Net Proceeds to Issuer:	US$248,992,500 (Plus accrued interest from and including January 9, 2006 to but excluding January 13, 2006)
Interest Rate Basis (Benchmark):	LIBOR, as determined by LIBOR Telerate
Index Currency:	U.S. Dollars
Spread (plus or minus):	Plus 0.20%
Index Maturity:	Three Months
Index Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on each January 8, April 8, July 8 and October 8 of each year, commencing April 10, 2006 and ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business days prior to each Interest Reset Date
Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date

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Pricing Supplement No. 4286
Dated January 10, 2006
Rule 424(b)(3) Registration Statement
No. 333-123085

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
CUSIP:	36962GU51
ISIN:	US36962GU517
Common Code:	024042189

Additional Information:

Reopening of Issue:

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the company's issue of US$ 750,000,000 Floating Rate Notes due January 8, 2016 as described in the company's pricing supplement number 4281 dated January 4, 2006.

Plan of Distribution:

The Notes are being purchased by the following financial institutions in their respective amounts (collectively, the "Underwriters"), as principal, at 99.997% of the aggregate principal amount less an underwriting discount equal to 0.40% of the principal amount of the Notes.
Institution Lead Manager:	Commitment
Morgan Stanley & Co., Incorporated	$250,000,000

Total	$250,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Pricing Supplement No. 4286
Dated January 10, 2006
Rule 424(b)(3) Registration Statement
No. 333-123085

Additional Information:

General

At September 30, 2005, the Company had outstanding indebtedness totaling $344.022 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2005, excluding subordinated notes payable after one year, was equal to $341.143 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
		Year Ended December 31,			Nine Months Ended
2000	2001	2002	2003	2004	September 30, 2005
	(Restated)	(Restated)	(Restated)	(Restated)
1.52	1.73	1.66	1.86	1.89	1.82

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT